UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35705 / August 5, 2025

In the Matter of:

Nuveen Churchill Direct Lending Corp.
NC SLF Inc.
Nuveen Churchill Private Capital Income Fund
Nuveen Churchill BDC V
Churchill Asset Management LLC
Nuveen Asset Management, LLC
Churchill DLC Advisor LLC
Churchill PCIF Advisor LLC
Arcmont Asset Management Limited
Teachers Insurance and Annuity Association of America
MM Funding, LLC
Churchill MM Warehouse, LLC
Churchill MM Warehouse 1, Ltd.
certain of their existing wholly-owned subsidiaries as described in Schedule A to the application
and certain of their affiliated entities as described in Schedule B to the application.

375 Park Avenue, 9th Floor
New York, New York 10152

Corient Registered Alternatives Fund

2 South Biscayne Blvd., Suite 3200
Miami, FL 33131

812-15783

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Nuveen Churchill Direct Lending Corp., et al. filed an application on May 7, 2025, and an
amendment to the application on June 30, 2025, and July 7, 2025, requesting an order under
sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain registered
closed-end management investment companies and business development companies
(collectively, the "Regulated Funds") to co-invest in portfolio companies with each other and
with certain affiliated investment entities.

On July 9, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35672). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Nuveen Churchill Direct Lending Corp., et al. (File No. 812-15783) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.